December 6, 2010
VIA EDGAR TRANSMISSION
VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	CTPartners Executive Search Inc. Registration Statement No. 333-169224
Ladies and Gentlemen:
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as Representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated November 24, 2010 (contained in the above-named Registration Statement) have been distributed between November 30, 2010 and the date hereof:

Class	Quantity
Underwriters	15
Domestic Institutional Investors	356
International Institutional Investors	50
Retail	390
Others	0

Total	811

          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of CTPartners Executive Search Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective under Rule 430A at 2:00 p.m. (Washington, D.C. time) on December 7, 2010 or as soon as possible thereafter.

          Thank you for your assistance in this matter.

Very Truly Yours,

WILLIAM BLAIR & COMPANY, L.L.C.
C.L. KING & ASSOCIATES, INC.

Acting as Representatives of the several underwriters

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Michael A. Pitt

Name:	Michael A. Pitt
Title:	Principal

By:	C.L. KING & ASSOCIATES, INC.

By:	/s/ Scott White

Name:	Scott White
Title:	Senior Managing Director